UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 001-31221

Total number of pages: 6

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: May 15, 2015	By:	/S/ KATSUYUKI TAKAGI
Katsuyuki Takagi
Head of Investor Relations

Information furnished in this form:

1.	NTT DOCOMO Announces New Management Team

NTT DOCOMO, INC.

President and CEO: Kaoru Kato

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

May 15, 2015

NTT DOCOMO Announces New Management Team

TOKYO, JAPAN, May 15, 2015 — NTT DOCOMO, INC. announced today that its board of directors has met and proposed the following changes in executive positions for official approval at the shareholders meeting, the board of directors meeting, and the audit & supervisory board meeting scheduled on June 18, 2015.

1.	New Audit & Supervisory Board Member (candidate)

(Name)	(Position)

Yutaka Kawataki	Former Secretary General of The Board of Audit of Japan

*	Mr. Yutaka Kawataki is expected to become an Outside Audit & Supervisory Board Member.
*	The company intends to file with the Tokyo Stock Exchange, Inc. (TSE) the notification of Mr. Yutaka Kawataki as an Independent Auditor as defined by TSE regulations.

2.	New Senior Vice Presidents (candidates)

(Name)	(Current Position)

Shigeto Torizuka	Managing Director of Sales Promotion Department

Kenichi Mori	General Manager, Kanagawa Branch

Eiichi Sakamoto	Managing Director of Public Relations Office NIPPON TELEGRAPH AND TELEPHONE CORPORATION

3.	Resigning Member of the Board of Directors (candidate)

(Name)	(Current Position)

Shoji Suto	Executive Vice President Member of the Board of Directors [Expected to join DOCOMO CS, Inc.]

4.	Resigning Audit & Supervisory Board Member (candidate)

(Name)	(Current Position)

Haruo Morosawa	Full-time Outside Audit & Supervisory Board Member

5.	Resigning Senior Vice Presidents (candidates)

(Name)	(Current Position)

Mitoshi Hirokane	Senior Vice President [Expected to join DOCOMO CS Hokkaido INC.]

Morikazu Takahashi	Senior Vice President

Expected Executive Positions and Organizational Responsibilities as of June 18, 2015

Positions	Name	Organizational Responsibilities

President and Chief Executive Officer Member of the Board of Directors	Kaoru Kato

Senior Executive Vice President Chief Information Officer Chief Information Security Officer Chief Privacy Officer Member of the Board of Directors	Kazuhiro Yoshizawa	Responsible for: – Technology – Device – Information strategy

Senior Executive Vice President Member of the Board of Directors	Yoshikiyo Sakai

Responsible for:

–     Consumer business

–     Marketing

–     Global business

–     Corporate

(effective until June 30, 2015)

Managing Director of Sales and Marketing Division

Responsible for:

–     Global business

–     Corporate

(effective from July 1, 2015)

Senior Executive Vice President Member of the Board of Directors	Akira Terasaki	Responsible for: – Corporate business – Improvement of business operations – CSR

Executive Vice President Chief Technology Officer Member of the Board of Directors	Seizo Onoe	Managing Director of R&D Innovation Division

Executive Vice President Chief Financial Officer Member of the Board of Directors	Hirotaka Sato	Managing Director of Accounts and Finance Department Responsible for: – Finance – Business alliance

Executive Vice President Member of the Board of Directors	Kazuhiro Takagi	Managing Director of Corporate Sales and Marketing Division Managing Director of TOHOKU Reconstruction Support Office

Position(s)	Name	Organizational Responsibilities

Executive Vice President Member of the Board of Directors	Hiroyasu Asami	Managing Director of Corporate Strategy & Planning Department Responsible for: – Broadband business

Executive Vice President Member of the Board of Directors	Kiyohiro Omatsuzawa

Managing Director of Network Department

Responsible for:

–     Network

–     Preparation for 2020

(effective until June 30, 2015)

Responsible for:

–     Network

–     Preparation for 2020

(effective from July 1, 2015)

Executive Vice President Member of the Board of Directors	Toshiki Nakayama	Managing Director of Smart-life Business Division

Executive Vice President Member of the Board of Directors	Hajime Kii	Managing Director of Human Resources Management Department

Senior Vice President Member of the Board of Directors	Makoto Tani	Managing Director of General Affairs Department Managing Director of Improvement Action Office

Outside Member of the Board of Directors	Teruyasu Murakami	–

Outside Member of the Board of Directors	Takashi Nakamura	–

Executive Vice President	Kiyohito Nagata	Managing Director of Kansai Regional Office

Senior Vice President	Syohei Sakaguchi	Managing Director of Hokkaido Regional Office

Senior Vice President	Koji Aoyama	Managing Director of Tohoku Regional Office

Senior Vice President	Kei Irie	Managing Director of Tokai Regional Office

Senior Vice President	Ichiro Nishino	Managing Director of Hokuriku Regional Office

Senior Vice President	Yohji Maruyama	Managing Director of Chugoku Regional Office

Senior Vice President	Osamu Hirokado	Managing Director of Shikoku Regional Office

Senior Vice President	Kazunori Yamamoto	Managing Director of Kyushu Regional Office

Senior Vice President	Tomohisa Ueno	General Manager, Tokyo Branch

Senior Vice President	Kenichi Mori	General Manager, Kanagawa Branch

Senior Vice President	Hiroshi Nakamura	Managing Director of R&D Strategy Department

Senior Vice President	Minoru Etoh	Managing Director of Innovation Management Department

Position	Name	Organizational Responsibilities

Senior Vice President	Kyoji Murakami	Managing Director of Smart-life Solutions Department

Senior Vice President	Ken Yoshizaki	Managing Director of Financial Business Department

Senior Vice President	Hozumi Tamura	Managing Director of Smart-life Planning Department Managing Director of Global Service Planning Office

Senior Vice President	Seiji Maruyama	Managing Director of Product Department

Senior Vice President	Shigeto Torizuka	Managing Director of Sales Promotion Department

Senior Vice President	Kouji Furukawa	Managing Director of Corporate Sales and Marketing Department I

Senior Vice President	Eiichi Sakamoto	Managing Director of Corporate Marketing Strategy Department

Position	Name

Full-time Audit & Supervisory Board Member	Tooru Kobayashi

Full-time Outside Audit & Supervisory Board Member	Naoto Shiotsuka

Full-time Outside Audit & Supervisory Board Member	Toshimune Okihara

Full-time Outside Audit & Supervisory Board Member	Yutaka Kawataki

Outside Audit & Supervisory Board Member	Eiko Tsujiyama

For further information, please contact:

Investor Relations Department

NTT DOCOMO, INC.

Tel: +81-3-5156-1111

About NTT DOCOMO

NTT DOCOMO provides innovative, convenient and secure mobile services that enable smarter living for each customer. The company serves over 65 million mobile customers in Japan via advanced wireless networks, including a nationwide LTE network and one of the world’s most progressive LTE-Advanced networks. DOCOMO is a leading developer of a 5G network that it plans to deploy by 2020, as well as network function virtualization (NFV), NFC infrastructure and services, emerging IoT solutions, and more. Outside Japan, the company is providing technical and operational expertise to seven mobile operators and other partner companies, and is contributing to the global standardization of all-new mobile technologies. DOCOMO is listed on stock exchanges in Tokyo (9437) and New York (DCM). Please visit www.nttdocomo.co.jp/english.